# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 06/12/2025
Filed by CIK 0001458423
Persons authorized to receive notices and communications: Michael Blitzer, 167 Madison Ave,, Suite 205 #1017, New York, New York (NY), 10016, 2123191309; Joel Rubinstein, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 2128198200; Maia Gez, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 2128198200

## Reporting persons
- Michael Blitzer (CIK 0001458423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 725,915; shared voting power 14,907,935; sole dispositive power 725,915; shared dispositive power 14,907,935; aggregate amount beneficially owned 15,633,850 (14.9% of the class)
- Inflection Point Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,250,000; sole dispositive power 0; shared dispositive power 12,250,000; aggregate amount beneficially owned 12,250,000 (12.2% of the class)
  Comment: Limited liability company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, Oklahoma (OK), 74075
Comment:
Explanatory Note:

Explanatory Note This Amendment No. 1 to Schedule 13D (this "First Amendment") filed by Michael Blitzer and IPH (collectively, the "Reporting Persons") amends the report on Schedule 13D filed on March 25, 2025 (the "Schedule 13D") by the Reporting Persons, with respect to the common stock, par value $0.0001 per share (the "New USARE Common Stock"), of USA Rare Earth, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not otherwise defined in this First Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this First Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

On May 16, 2025, Mr. Blitzer transferred an aggregate of 411,018 shares of Series A Preferred Stock to Michael Blitzer 2012 Revocable Living Trust.

On June 13, 2025, pursuant to two Secondary Warrant Purchase Agreements dated June 12, 2025, Mr. Blitzer sold Preferred Investor Warrants exercisable for an aggregate of 305,673 shares of New USARE Common Stock. On June 13, 2025, pursuant to two Secondary Warrant Purchase Agreements dated June 12, 2025, IPF sold Preferred Investor Warrants exercisable for an aggregate of 2,896,009 shares of New USARE Common Stock.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated in its entirety as follows: The information set forth in rows (7) through (13) of the cover pages of this First Amendment is incorporated by reference into this Item 5(a). Mr. Blitzer is the grantor and trustee of the Michael Blitzer 2012 Revocable Living Trust and holds voting and investment discretion with respect to the securities held of record by the Michael Blitzer 2012 Revocable Living Trust. Mr. Blitzer is the sole Managing Member of IPH and shares voting and investment discretion with respect to the securities held by IPH. Inflection Point Asset Management LLC and Inflection Point GP I LLC are the investment manager and general partner, respectively, of IPF. Mr. Blitzer controls each of IPF, Inflection Point Asset Management LLC and Inflection Point GP I LLC, including the exercise of voting and investment discretion over the securities held or to be held by IPF.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (13) of the cover pages of this First Amendment is incorporated by reference into this Item 5(b). The percentage ownership for IPH was calculated based on (i) 94,168,134 shares of New USARE Common Stock outstanding as of June 13, 2025 as reported in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-287411) filed with the SEC on June 16, 2025, and (ii) 6,000,000 private placement warrants to purchase New USARE Common Stock held by IPH. The percentage ownership for Mr. Blitzer was calculated based on (i) 94,168,134 shares of New USARE Common Stock outstanding as of June 13, 2025 as reported in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-287411) filed with the SEC on June 16, 2025; (ii) 6,000,000 private placement warrants to purchase New USARE Common Stock beneficially owned by Mr. Blitzer; (iii) 725,915 shares of New USARE Common Stock issuable upon conversion of 411,018 shares of Series A Preferred Stock held by Michael Blitzer 2012 Revocable Living Trust taking into account accrued and unpaid payment-in-kind dividends as of June 13, 2025 and the current conversion price of $7.00; and (iv) 2,657,935 shares of Common Stock issuable upon conversion of 1,504,942 shares of Series A Preferred Stock held by IPF taking into account accrued and unpaid payment-in-kind dividends as of June 13, 2025 and the current conversion price of $7.00, each as described above.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the following:

On June 13, 2025, pursuant to two Secondary Warrant Purchase Agreements dated June 12, 2025, by and between Mr. Blitzer and Alyeska Master Fund, L.P., Mr. Blitzer sold Preferred Investor Warrants exercisable for an aggregate of 305,673 shares of New USARE Common Stock, for an aggregate of approximately $1.92 million. On June 13, 2025, pursuant to two Secondary Warrant Purchase Agreements dated June 12, 2025, by and between IPF and Alyeska Master Fund, L.P., IPF sold Preferred Investor Warrants exercisable for an aggregate of 2,896,009 shares of New USARE Common Stock, for an aggregate of approximately $15.93 million.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented with the following:

Form of Secondary Warrant Purchase Agreement.

## Signatures
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer (06/16/2025)
- Inflection Point Holdings II LLC: /s/ Michael Blitzer, Michael Blitzer / Managing Member (06/16/2025)